FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated balance sheet

at 30 June 2010 - pro forma (unaudited)

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	29,591	42,008	51,548
Net loans and advances to banks	54,471	56,508	48,777
Reverse repurchase agreements and stock borrowing	47,663	43,019	35,097
Loans and advances to banks	102,134	99,527	83,874
Net loans and advances to customers	539,340	553,872	554,654
Reverse repurchase agreements and stock borrowing	39,396	52,906	41,040
Loans and advances to customers	578,736	606,778	595,694
Debt securities	236,260	252,116	249,095
Equity shares	17,326	21,054	15,960
Settlement balances	20,718	24,369	12,024
Derivatives	522,871	462,272	438,199
Intangible assets	14,482	14,683	14,786
Property, plant and equipment	17,608	18,248	17,773
Deferred taxation	5,841	6,540	6,492
Prepayments, accrued income and other assets	13,630	13,909	18,604
Assets of disposal groups	21,656	21,394	18,432

Total assets	1,580,853	1,582,898	1,522,481

Liabilities
Bank deposits	96,614	100,168	115,642
Repurchase agreements and stock lending	44,165	48,083	38,006
Deposits by banks	140,779	148,251	153,648
Customer deposits	420,890	425,102	414,251
Repurchase agreements and stock lending	70,655	81,144	68,353
Customer accounts	491,545	506,246	482,604
Debt securities in issue	217,317	239,212	246,329
Settlement balances and short positions	62,724	70,632	50,875
Derivatives	508,966	444,223	421,534
Accruals, deferred income and other liabilities	24,842	28,247	24,624
Retirement benefit liabilities	2,600	2,670	2,715
Deferred taxation	2,126	2,226	2,161
Insurance liabilities	6,521	7,711	7,633
Subordinated liabilities	27,523	31,936	31,538
Liabilities of disposal groups	16,999	20,563	18,857

Total liabilities	1,501,942	1,501,917	1,442,518

Equity
Minority interests	2,109	2,305	2,227
Owners' equity*	76,802	78,676	77,736

Total equity	78,911	80,981	79,963

Total liabilities and equity	1,580,853	1,582,898	1,522,481

* Owners' equity attributable to:
Ordinary and B shareholders	72,058	70,830	69,890
Other equity owners	4,744	7,846	7,846

	76,802	78,676	77,736

Commentary on condensed consolidated balance sheet - pro forma

Total assets of £1,580.9 billion at 30 June 2010 were up £58.4 billion, 4%, compared with 31 December 2009.

Cash and balances at central banks were down £22.0 billion, 43% to £29.6 billion due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £18.3 billion, 22%, to £102.1 billion. Reverse repurchase agreements and stock borrowing ('reverse repos') were up £12.6 billion, 36% to £47.7 billion and bank placings rose £5.7 billion, 12%, to £54.5 billion, largely as a result of increased wholesale funding activity.

Loans and advances to customers were down £17.0 billion, 3%, at £578.7 billion.  Within this, reverse repurchase agreements were down £1.6 billion, 4%, to £39.4 billion. Customer lending decreased by £15.3 billion to £539.3 billion or £14.3 billion before impairment provisions. This reflected planned reductions in Non-Core of £21.8 billion together with declines in Global Banking & Markets, £2.6 billion, US Retail & Commercial, £1.4 billion and Ulster Bank, £1.2 billion. These were offset by growth in UK Corporate, £3.6 billion, Global Transaction Services, £3.0 billion, UK Retail, £2.7 billion and Wealth, £1.2 billion, together with the effect of exchange rate movements £2.4 billion.

Settlement balances rose £8.7 billion, 72%, to £20.7 billion as a result of increased customer activity from seasonal year end lows.

Movements in the value of derivative assets, up £84.7 billion, 19%, to £522.9 billion, and liabilities, up £87.4 billion, 21%, to £509.0 billion, primarily reflect changes in interest rates, currency movements, with the weakening of Sterling against the US dollar offset in part by strengthening against the Euro, and growth in trading volumes.

Assets of disposal groups have risen by £3.2 billion, 17% to £21.7 billion. The inclusion of the Life Assurance business, Global Merchant Services and Eurosales Finance activities in France and Germany together with reduced assets in RBS Sempra Commodities have been partly offset by completion of disposals in respect of certain of the Group's Asian and Latin American businesses.

Deposits by banks declined £12.9 billion, 8%, to £140.8 billion.  Reduced inter-bank deposits, down £19.0 billion, 16%, to £96.6 billion were offset in part by increased repurchase agreements and stock lending ('repos'), up £6.1 billion, 16%, to £44.2 billion.

Customer accounts rose £8.9 billion, 2%, to £491.5 billion.  Within this, repos increased £2.3 billion, 3%, to £70.6 billion.  Excluding repos, customer deposits were up £6.6 billion, 2%, to £420.9 billion, reflecting growth in UK Corporate, £7.6 billion, Ulster Bank, £2.0 billion, Global Transaction Services, £1.0 billion (£1.8 billion before transfer of Global Merchant Services to disposal groups), UK Retail, £0.9 billion (£2.7 billion excluding the transfer of the Life Assurance business to disposal groups) and Wealth, £0.5 billion, together with exchange rate movements of £3.8 billion.  This was partially offset by reductions in Non-Core, £5.5 billion, US Retail & Commercial, £2.8 billion and Global Banking & Markets, £1.5 billion.

Commentary on condensed consolidated balance sheet - pro forma

Debt securities in issue were down £29.0 billion, 12% to £217.3 billion, mainly as a result of reductions in Global Banking & Markets partially offset by new issuances of £1.9 billion as part of the liability management exercise that completed in May.

Subordinated liabilities decreased by £4.0 billion, 13% to £27.5 billion. This reflected the redemption of £2.6 billion undated loan capital debt preferences shares and trust preferred securities under the liability management exercise concluded in May, together with the conversion of £0.6 billion non-cumulative US dollar preference shares, the redemption of £0.5 billion of other dated and undated loan capital and the effect of exchange rate movements and other adjustments of £0.3 billion.

Liabilities of disposal groups declined £1.9 billion, 10% to £17.0 billion. Disposals of certain of the Group's Asian and Latin American businesses together with reduced liabilities in RBS Sempra Commodities, have more than offset the inclusion of the Life Assurance business and Global Merchant Services.

Owners' equity decreased by £0.9 billion, 1% to £76.8 billion. The partial redemption of preference shares and paid in equity, £3.1 billion less related gains of £0.6 billion, together with an increase in own shares held of £0.7 billion were offset by the issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt and exchange rate movements, £1.2 billion and reduced losses in available for sales reserves, £0.3 billion.

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 - pro forma

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	9,898	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227	4,227
B shares issued	-	-	510
Other shares issued during the period	401	-	-
Preference shares redeemed during the period	(2)	(5)	(5)

At end of period	15,029	14,120	14,630

Paid-in equity
At beginning of period	565	1,073	1,073
Securities redeemed during the period	(132)	(308)	(308)
Transfer to retained earnings	(2)	(200)	(200)

At end of period	431	565	565

Share premium account
At beginning of period	23,523	27,471	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047	1,047
Other shares issued during the period	217	-	-
Preference shares redeemed during the period	-	(4,995)	(4,995)
Redemption of preference shares classified as debt	118	-	-

At end of period	23,858	23,523	23,523

Merger reserve
At beginning of period	25,522	10,881	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	-	(9,950)

At end of period	13,272	10,881	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)	(3,561)
Unrealised gains/(losses) in the period	647	(1,494)	1,202
Realised (gains)/losses in the period	(127)	197	981
Taxation	(208)	592	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	-	-

At end of period	(1,459)	(4,266)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)	(876)
Amount recognised in equity during the period	(58)	415	380
Amount transferred from equity to earnings in the period	17	106	513
Taxation	-	(138)	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	-	-

At end of period	(235)	(493)	(252)

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 - pro forma (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385	6,385
Retranslation of net assets	1,775	(2,724)	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(609)	442	456
Taxation	72	(46)	9
Recycled to profit or loss on disposal of businesses	(11)	-	-

At end of period	5,755	4,057	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	-	-

At end of period	172	170	170

Contingent capital reserve
At beginning of period	(1,208)	-	-
Contingent capital agreement - consideration payable	-	-	(1,208)

At end of period	(1,208)	-	(1,208)

Retained earnings
At beginning of period	12,134	7,542	7,542
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	163	(438)	(2,600)
- discontinued operations	(30)	(58)	(72)
Equity preference dividends paid	(105)	(510)	(878)
Paid-in equity dividends paid, net of tax	(19)	(36)	(57)
Transfer from paid-in equity
- gross	2	200	200
- taxation	(1)	-	-
Equity owners gain on withdrawal of minority interest
- gross	40	629	629
- taxation	(11)	(176)	(176)
Redemption of equity preference shares	(2,968)	-	-
Gain on redemption of equity preference shares	609	-	-
Redemption of preference shares classified as debt	(118)	-	-
Transfer from merger reserve	12,250	-	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(9)	(13)	(16)
Share-based payments
- gross	61	60	325
- taxation	5		-

At end of period	22,003	7,200	12,134

Own shares held
At beginning of period	(121)	(104)	(104)
Shares purchased during the period	(704)	-	(33)
Shares issued under employee share schemes	9	13	16

At end of period	(816)	(91)	(121)

Owners' equity at end of period	76,802	55,666	77,736

 Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 - pro forma (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Minority interests
At beginning of period	2,227	5,436	5,436
Currency translation adjustments and other movements	91	(165)	(152)
Profit attributable to minority interests	42	554	648
Dividends paid	(143)	(310)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	-	23	23
- realised gains in the period	-	(359)	(359)
Equity raised	-	9	9
Equity withdrawn and disposals	(68)	(2,436)	(2,436)
Transfer to retained earnings	(40)	(629)	(629)

At end of period	2,109	2,123	2,227

Total equity at end of period	78,911	57,789	79,963

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Minority interests	133	53	160
Preference shareholders	105	510	878
Paid-in equity holders	19	36	57
Ordinary and B shareholders	1,549	(3,692)	(5,747)

	1,806	(3,093)	(4,652)

Notes to pro forma results

1. Basis of preparation

Acquisition and separation of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ("RFS Holdings"), which at the time was owned by RBSG, Fortis N.V., Fortis S.A./N.V., Fortis Bank Nederland (Holding) N.V. and Banco Santander, S.A. ("Santander"), completed the acquisition of ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010).

RFS Holdings, which is now jointly owned by RBSG, the Dutch State and Santander (the "Consortium Members"), has substantially completed the separation of the business units of ABN AMRO Holding N.V. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged from the ABN AMRO Holding N.V. businesses acquired by the Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Certain assets within RBS Holdings N.V. continue to be shared by the Consortium Members. Following the legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. ("RBS N.V."), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank."

Pro forma results

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses retained by the Group. This information is prepared using the Group's accounting policies and is being provided to give a better understanding of the results of RBS operations excluding the results attributable to the other Consortium Members.

As of and for the quarter ended 30 June 2010 and in future periods, there will be no significant differences between pro forma and statutory results other than presentation aspects discussed below.

Group operating profit on a pro forma basis excludes:

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax;

•	Asset Protection Scheme credit default swap - fair value changes;

•	write-down of goodwill and other intangible assets; and

•	other Consortium Members' interest in shared assets.

Notes to pro forma results (continued)

2. Analysis of income, expenses and impairment losses

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Loans and advances to customers	4,749	4,702	6,011	9,451	11,927
Loans and advances to banks	132	139	253	271	480
Debt securities	1,003	855	944	1,858	2,242

Interest receivable	5,884	5,696	7,208	11,580	14,649

Customer accounts	954	880	1,337	1,834	2,730
Deposits by banks	418	297	717	715	1,771
Debt securities in issue	847	854	1,674	1,701	2,987
Subordinated liabilities	37	200	304	237	732
Internal funding of trading businesses	(56)	(69)	(146)	(125)	(431)

Interest payable	2,200	2,162	3,886	4,362	7,789

Net interest income	3,684	3,534	3,322	7,218	6,860

Fees and commissions receivable	2,046	2,051	2,190	4,097	4,466
Fees and commissions payable
- banking	(541)	(466)	(529)	(1,007)	(1,091)
- insurance related	(38)	(106)	(131)	(144)	(260)

Net fees and commissions	1,467	1,479	1,530	2,946	3,115

Foreign exchange	375	452	807	827	1,659
Interest rate	202	960	1,137	1,162	2,857
Credit	702	506	(1,973)	1,208	(3,419)
Other	327	348	413	675	947

Income from trading activities	1,606	2,266	384	3,872	2,044

Operating lease and other rental income	344	343	325	687	662
Changes in the fair value of own debt	515	(210)	(801)	305	(60)
Changes in the fair value of securities and other financial assets and liabilities	(165)	14	326	(151)	(57)
Changes in the fair value of investment properties	(105)	(3)	(143)	(108)	(147)
Profit/(loss) on sale of securities	5	147	(59)	152	(173)
Profit on sale of property, plant and equipment	3	9	11	12	25
Loss on sale of subsidiaries and associates	-	-	(20)	-	(11)
Life business (losses)/profits	(23)	35	48	12	24
Dividend income	21	20	24	41	38
Share of profits less losses of associated entities	17	14	(47)	31	(54)
Other income	135	17	(80)	152	(132)

Other operating income	747	386	(416)	1,133	115

Non-interest income (excluding insurance net premium income)	3,820	4,131	1,498	7,951	5,274

Insurance net premium income	1,278	1,289	1,301	2,567	2,657

Total non-interest income	5,098	5,420	2,799	10,518	7,931

Total income	8,782	8,954	6,121	17,736	14,791

Notes to pro forma results (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	1,929	2,195	1,846	4,124	4,029
- social security costs	159	192	132	351	292
- pension costs	90	166	172	256	339
Premises and equipment	516	528	587	1,044	1,231
Other	974	935	915	1,909	1,961

Administrative expenses	3,668	4,016	3,652	7,684	7,852
Depreciation and amortisation	435	414	414	849	881

Operating expenses	4,103	4,430	4,066	8,533	8,733

General insurance	1,348	1,107	895	2,455	1,865
Bancassurance	(25)	29	30	4	26

Insurance net claims	1,323	1,136	925	2,459	1,891

Loan impairment losses	2,479	2,602	4,520	5,081	6,796
Securities impairment losses	8	73	143	81	725

Impairment losses	2,487	2,675	4,663	5,162	7,521

Note:

(1)

The data above exclude amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap and write-down of goodwill and other intangible assets.

3. Loan impairment provisions

Operating profit/(loss) is stated after charging loan impairment losses of £5,081 million (full year 2009 - £13,090 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2010 from £15,173 million to £16,166 million and the movements thereon were:

	First half 2010
	Core	Non-Core	Total	Full year 2009
	£m	£m	£m	£m

At beginning of period	6,921	8,252	15,173	9,451
Transfers to disposal groups	-	(67)	(67)	(321)
Currency translation and other adjustments	(279)	119	(160)	(428)
Disposals	-	(17)	(17)	(65)
Amounts written-off	(1,063)	(2,718)	(3,781)	(6,478)
Recoveries of amounts previously written-off	104	46	150	325
Charge to income statement	2,046	3,035	5,081	13,090
Unwind of discount	(96)	(117)	(213)	(401)

At end of period	7,633	8,533	16,166	15,173

Provisions at 30 June 2010 include £139 million (31 December 2009 - £157 million) in respect of loans and advances to banks. The table above excludes impairment charges relating to securities.

Notes to pro forma results (continued)

4. Strategic disposals

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

(Loss)/gain on sale of investments in:
- RBS Asset Management's investment strategies business	-	80	-	80	-
- Asian branches and businesses	(10)	-	-	(10)	-
- Bank of China (1)	-	-	-	-	241
- Linea Directa	-	-	212	-	212
Provision for loss on disposal of:
- Latin American business	(142)	(22)	-	(164)	-
- Asian branches and businesses	3	5	-	8	-
- Life assurance business	(235)	-	-	(235)	-
- Other	(27)	(10)	-	(37)	-

	(411)	53	212	(358)	453

Note:

(1)	Including £359 million attributable to minority interests.

5. Pensions

Pension costs for the half year ended 30 June 2010 amounted to £256 million (half year ended 30 June 2009 - £339 million; year ended 31 December 2009 - £653 million), net of a £74 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

The most recent funding valuation of the main UK scheme, at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion.  The next valuation at 31 March 2010 is currently in progress and the Group expects this valuation to show that liabilities exceed the value of the assets.  Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid into the scheme.  This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

Notes to pro forma results (continued)

6. Taxation

The charge/(credit) for taxation differs from the tax charge/(credit) computed by applying the standard UK corporation tax rate of 28% as follows:

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Profit/(loss) before tax	1,157	(21)	59	1,136	15

Expected tax charge/(credit) at 28%	324	(6)	16	318	4
Other non-deductible items	146	83	(35)	229	89
Non-taxable items:
- gain on redemption of own debt	(12)	-	(692)	(12)	(692)
- other	(62)	(2)	(93)	(64)	(176)
Taxable foreign exchange movements	(7)	-	(23)	(7)	(23)
Foreign profits taxed at other rates	210	128	(18)	338	47
Losses in period not recognised	280	83	181	363	184
Losses brought forward and utilised	(3)	(8)	(25)	(11)	(23)
Adjustments in respect of prior periods	(51)	(172)	49	(223)	178

Actual tax charge/(credit)	825	106	(640)	931	(412)

The unusually high tax charge in the first six months of 2010 reflects profits in high tax regimes and losses in low tax regimes, impairment of deferred tax assets (£149 million) arising in overseas subsidiaries, mainly Ireland, and £139 million in respect of losses on disposal of businesses for which no tax relief is available.

The Group has recognised a deferred tax asset at 30 June 2010 of £5,841 million, of which £3,673 million relates to carried forward trading losses in the UK.  Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2010 and concluded that it is recoverable based on future profit projections.

Notes to pro forma results (continued)

7. Profit attributable to minority interests

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Trust preferred securities	-	10	15	10	45
Investment in Bank of China	-	-	-	-	359
Sempra	20	-	65	20	144
ABN AMRO	1	-	-	1	2
Other	9	2	3	11	4

Profit attributable to minority interests	30	12	83	42	554

8. Other owners' dividends

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	-	105	65	105	179
Non-cumulative preference shares of €0.01	-	-	57	-	57
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	-	274	-	274

Paid-in equity holders
Interest on securities classified as equity, net of tax	19	-	36	19	36

	19	105	432	124	546

Note:

(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes to pro forma results (continued)

9. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	283	(244)	(127)	39	(984)
Gain on redemption of preference shares and paid-in equity	610	-	200	610	200

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	893	(244)	73	649	(784)

Loss from discontinued operations attributable to ordinary and B shareholders	(26)	(4)	(13)	(30)	(58)

Ordinary shares in issue during the period (millions)	56,413	56,238	53,926	56,326	46,719
B shares in issue during the period (millions)	51,000	51,000	-	51,000	-

Weighted average number of ordinary and B shares in issue during the period (millions)	107,413	107,238	53,926	107,326	46,719

Basic earnings/(loss) per ordinary and B share from continuing operations	0.8p	(0.2p)	0.1p	0.6p	(1.7p)
Amortisation of purchased intangible assets	0.1p	-	0.1p	0.1p	0.2p
Integration and restructuring costs	0.2p	0.1p	0.5p	0.3p	1.1p
Gain on redemption of own debt (1)	(1.0p)	-	(6.7p)	(1.0p)	(7.7p)
Strategic disposals	0.4p	-	(0.4p)	0.3p	(1.0p)
Bonus tax	-	0.1p	-	0.1p	-
Asset Protection Scheme credit default swap - fair value changes	(0.3p)	0.3p	-	-	-
Write-down of goodwill and other intangible assets	-	-	0.6p	-	0.7p

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.2p	0.3p	(5.8p)	0.4p	(8.4p)
Loss from Non-Core attributable to ordinary and B shareholders	0.2p	0.8p	7.3p	1.1p	17.9p

Core adjusted earnings per ordinary and B share from continuing operations	0.4p	1.1p	1.5p	1.5p	9.5p
Core impairment losses	0.3p	0.5p	1.8p	0.8p	3.9p

Pre-impairment Core adjusted earnings per ordinary and B share	0.7p	1.6p	3.3p	2.3p	13.4p

Basic loss per ordinary and B share from discontinued operations	-	-	-	-	(0.1p)

Note:

(1)	Gain on redemption of own debt includes gains on redemption of instruments classified as equity which are included in basic earnings.

Notes to pro forma results (continued)

10. Segmental analysis

Analysis of divisional operating profit/(loss)

The following tables provide an analysis of the divisional profit/(loss) for the half years ended 30 June 2010 and 2009 and the quarter ended 30 June 2010, by main income statement captions.  The pro forma divisional income statements on pages 24 to 50 reflect certain presentational reallocations as described in the notes below.  These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Half year ended 30 June 2010
UK Retail (1)	1,934	638	2,572	(1,465)	(4)	(687)	416
UK Corporate	1,257	669	1,926	(834)	-	(384)	708
Wealth	293	228	521	(367)	-	(11)	143
Global Banking & Markets (2)	693	4,377	5,070	(2,327)	-	(196)	2,547
Global Transaction Services	454	801	1,255	(740)	-	(3)	512
Ulster Bank	382	106	488	(303)	-	(499)	(314)
US Retail & Commercial	970	527	1,497	(1,041)	-	(287)	169
RBS Insurance (3)	179	2,025	2,204	(351)	(2,106)	-	(253)
Central items	85	311	396	143	(1)	(1)	537

Core	6,247	9,682	15,929	(7,285)	(2,111)	(2,068)	4,465
Non-Core (4)	971	836	1,807	(1,248)	(348)	(3,094)	(2,883)
Amortisation of purchased intangible assets	-	-	-	(150)	-	-	(150)
Integration and restructuring costs	-	-	-	(422)	-	-	(422)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(358)	(358)	-	-	-	(358)
Bonus tax	-	-	-	(69)	-	-	(69)

	7,218	10,713	17,931	(9,174)	(2,459)	(5,162)	1,136
RFS Holdings minority interest	-	29	29	4	-	-	33

Total statutory	7,218	10,742	17,960	(9,170)	(2,459)	(5,162)	1,169

Notes:

(1)	Reallocation of netting of bancassurance claims of £4 million from non-interest income.
(2)

Reallocation of £21 million between net interest income and non-interest income in respect of funding costs of rental assets, £18 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £3 million.

(3)

Total income includes £125 million investment income of which £109 million is included in net interest income and £16 million in non-interest income. Further, instalment income of £70 million has been reallocated between non-interest income and net interest income.

(4)

Reallocation of £131 million between net interest income and non-interest income in respect of funding costs of rental assets, £147 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £16 million.

Notes to pro forma results (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Half year ended 30 June 2009
UK Retail (1)	1,665	806	2,471	(1,584)	(26)	(824)	37
UK Corporate	1,059	639	1,698	(742)	-	(550)	406
Wealth	334	222	556	(322)	-	(22)	212
Global Banking & Markets (2)	1,496	5,699	7,195	(2,440)	-	(238)	4,517
Global Transaction Services	445	783	1,228	(719)	-	(13)	496
Ulster Bank	410	108	518	(369)	-	(157)	(8)
US Retail & Commercial	942	504	1,446	(1,128)	-	(369)	(51)
RBS Insurance (3)	182	1,983	2,165	(391)	(1,551)	(6)	217
Central items	(184)	161	(23)	198	-	2	177

Core	6,349	10,905	17,254	(7,497)	(1,577)	(2,177)	6,003
Non-Core (4)	511	(2,974)	(2,463)	(1,236)	(314)	(5,344)	(9,357)
Amortisation of purchased intangible assets	-	-	-	(140)	-	-	(140)
Write-down of goodwill and other intangible assets	-	-	-	(311)	-	-	(311)
Integration and restructuring costs	-	-	-	(734)	-	-	(734)
Gain on redemption of own debt	-	3,790	3,790	-	-	-	3,790
Strategic disposals	-	453	453	-	-	-	453

	6,860	12,174	19,034	(9,918)	(1,891)	(7,521)	(296)
RFS Holdings minority interest	(11)	(2)	(13)	(42)	-	-	(55)

Total statutory	6,849	12,172	19,021	(9,960)	(1,891)	(7,521)	(351)

Notes:

(1)	Reallocation of netting of bancassurance claims of £26 million from non-interest income.
(2)

Reallocation of £24 million between net interest income and non-interest income in respect of funding costs of rental assets, £27 million, and to record interest on financial assets and liabilities designated as fair value through profit or loss, £51 million.

(3)

Total income includes £132 million investment income of which £115 million is included in net interest income and £17 million in non-interest income. Further, instalment income of £67 million has been reallocated between non-interest income and net interest income.

(4)

Reallocation of £158 million between net interest income and non-interest income in respect of funding costs of rental assets, £136 million, and to record interest on financial assets and liabilities designated as fair value through profit or loss, £22 million.

Notes to pro forma results (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

Quarter ended 30 June 2010
UK Retail (1)	1,001	294	1,295	(744)	25	(300)	276
UK Corporate	647	340	987	(399)	-	(198)	390
Wealth	150	116	266	(178)	-	(7)	81
Global Banking & Markets (2)	320	1,958	2,278	(1,033)	-	(164)	1,081
Global Transaction Services	237	411	648	(366)	-	(3)	279
Ulster Bank	194	53	247	(143)	-	(281)	(177)
US Retail & Commercial	502	275	777	(504)	-	(144)	129
RBS Insurance (3)	90	1,015	1,105	(176)	(1,132)	-	(203)
Central items	71	235	306	32	(1)	-	337

Core	3,212	4,697	7,909	(3,511)	(1,108)	(1,097)	2,193
Non-Core (4)	472	401	873	(592)	(215)	(1,390)	(1,324)
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs	-	-	-	(254)	-	-	(254)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(411)	(411)	-	-	-	(411)
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap - fair value changes	-	500	500	-	-	-	500

	3,684	5,740	9,424	(4,457)	(1,323)	(2,487)	1,157
RFS Holdings minority interest	(8)	21	13	4	-	-	17

Total statutory	3,676	5,761	9,437	(4,453)	(1,323)	(2,487)	1,174

Notes:

(1)	Reallocation of netting of bancassurance claims of £25 million from non-interest income.
(2)

Reallocation of £15 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £6 million.

(3)

Total income includes £74 million investment income of which £55 million is included in net interest income and £19 million in non-interest income. Further, instalment income of £35 million between non-interest income and net interest income.

(4)

Reallocation of £62 million between net interest income and non-interest income in respect of funding costs of rental assets, £78 million, and to record interest in financial assets and liabilities designated as fair value through profit or loss, £16 million.

There are additional notes on Financial instruments, including Level 3 balances and Derivatives, on pages 166 to 179.

 Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the pro forma financial information in the half-yearly financial report for the six months ended 30 June 2010 which comprises the pro forma summary consolidated income statement, the pro forma condensed consolidated statement of comprehensive income, the pro forma condensed consolidated balance sheet, the pro forma condensed consolidated statement of changes in equity, the pro forma divisional performance results on pages 21 to 51 and 53 to 58, the related notes 1 to 10 on pro forma results and parts of Risk and capital management set out on pages 78 to 143 except for those indicated as not reviewed (together "the pro forma financial information").

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report, including the pro forma financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the pro forma financial information in accordance with the basis of preparation described in note 1 on page 67.

Our responsibility

Our responsibility is to express to the Company a conclusion on the pro forma financial information in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the pro forma financial information in the half-yearly financial report for the six months ended 30 June 2010.

Deloitte LLP

Chartered Accountants

Edinburgh, United Kingdom

5 August 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary